Exhibit 99.1

PRESS RELEASE

All amounts in U.S. dollars

BROOKFIELD RENEWABLE PARTNERS ANNOUNCES US$650 MILLION EQUITY RAISE

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days.

Toronto, News, November 10, 2025 – Brookfield Renewable Partners L.P. (“Brookfield Renewable”) (NYSE: BEP; TSX: BEP.UN) today announced an equity offering of its limited partnership units (“LP Units”) for gross proceeds of US$450 million (the “Offering”) on a bought deal basis by a syndicate of underwriters (the “Underwriters”) co-led by RBC Capital Markets, Scotiabank, TD Securities, BMO Capital Markets and CIBC Capital Markets. The LP Units are offered at a price of US$29.90 per LP Unit (the “Offering Price”).

Concurrently, one or more subsidiaries of Brookfield Corporation (NYSE, TSX: BN) will purchase US$200 million of LP Units at the Offering Price (net of underwriting commissions) (the “Concurrent Private Placement”).

“In addition to the continued growth of our wind and solar business, we continue to see accretive opportunities to invest in essential baseload power generation and grid-stabilizing technologies, including hydro, nuclear, and energy storage. Recently, we increased our stake in a leading South American hydro business, signed a 3-gigawatt hydro framework agreement with Google and entered into a transformational partnership with the U.S. Government that should accelerate deployment of Westinghouse’s leading reactor technology in the U.S. and abroad. Today, we see opportunities to accelerate our investment both into baseload power and across our platform, which we expect to drive growth for our business over the long term,” said Connor Teskey, CEO of Brookfield Renewable.

The aggregate gross proceeds of the Offering and the Concurrent Private Placement will be approximately US$650 million.

Brookfield Renewable intends to use the net proceeds of the Offering, together with the proceeds of the Concurrent Private Placement, to fund the recently completed acquisition of Brookfield Renewable’s increased stake in Isagen, future investment opportunities, and for general corporate purposes.

The Offering and the Concurrent Private Placement are expected to close on or about November 14, 2025.

In addition, Brookfield Renewable has granted the Underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 15% of the LP Units to be sold in the Offering at the Offering Price. If the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering and the Concurrent Private Placement would increase to approximately US$718 million.

Offer Documents

Brookfield Renewable has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that Registration Statement, the prospectus supplement thereto in respect of the Offering and other documents that Brookfield Renewable has filed with the SEC for more complete information about Brookfield Renewable and the Offering. Brookfield Renewable will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR+ at www.sedarplus.ca. Also, Brookfield Renewable, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request them in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com, or from Scotia Capital (USA) Inc., 250 Vesey Street,

24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, or from TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, or from BMO Nesbitt Burns Inc. at BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, 32nd floor, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com, or from CIBC Capital Markets Inc., 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, by telephone at 1-416-956-6378 or by email at Mailbox.Prospectus@cibc.com; or in Canada, an electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or from TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, or from BMO Nesbitt Burns Inc. at BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or from CIBC Capital Markets Inc., 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com by providing the contact with an email address or address, as applicable.

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Renewable in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

For more information, please contact:

Media: Simon Maine Tel: +44 7398 909 278 Email: simon.maine@brookfield.com	Investors: Alex Jackson Tel: +1 (416)-649-8196 Email: alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “continue”, “see”, “accretive”, “should”, “accelerate”, “intend”, “expected” or variations of such words and phrases. Forward-looking statements in this news release include statements regarding business opportunities, partnerships, agreements and investments (including, but not limited to, our partnership with the U.S. government with respect to Westinghouse), our anticipated future growth, the Offering and the Concurrent Private Placement and the anticipated use of proceeds therefrom. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties, including, but not limited to, uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with Westinghouse regarding the construction of nuclear reactors, the timing relating to such developments and realizing the anticipated benefits therefrom. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Renewable with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Registration Statement and prospectus supplement relating to the Offering.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.